January 10, 2008

Ms. Vanessa Robertson

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended December 31, 2006 (the “Form 10-K”)

Filed April 2, 2007

File Number: 001-09828

Dear Ms. Robertson:

This letter is in further response to the staff’s comment letter dated July 5, 2007 (the “Comment Letter”). We provided a written response to the Comment Letter on July 31, 2007 and a response on October 9, 2007 to supplemental verbal comments (the “October 9 Response”). On October 30, 2007 you provided additional verbal comments based on the October 9 Response. This letter responds to the original Comment Letter, taking into account your most recent verbal comments and a subsequent telephone conference with you.

For ease of reference, the responses below immediately follow a reproduction of comments 3f, 5 and 6 of the Comment Letter.

Comment 3f:

Unpaid Claims and Claim Adjustment Expense, page 51

In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Response: In our previous responses, we suggested why we do not believe that the type of sensitivity analysis that is provided by more stable property and casualty insurers would be meaningful. Based upon your follow-up comments and our recent telephone conference, however, we understand that the staff will require such disclosure. We have revised the discussion of Unpaid Claims and Claim Adjustment Expenses that appeared as Appendix 2 to the October 9 Response to include the requested disclosure. Please refer to Appendix 1 to this response letter, which is marked to show changes from the previous version provided with the October 9 Response. The addition reflecting our disclosure regarding sensitivity appears in the final paragraph of Appendix 1. The $6 million figure used in that paragraph is based on the amount of the Company’s claims and claim adjustment expense as of September 30, 2007 and will be recalculated based on year-end information.

Ms. Vanessa Robertson

Securities and Exchange Commission

January 10, 2008

We propose to include in future filings, beginning with the Form 10-K for the year ending December 31, 2007, the text that now appears as Appendix 1 to this letter, in the “Critical Accounting Policies” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” updated if necessary to reflect new information.

Comments 5 and 6:

Consolidated Statements of Shareholders’ Equity and Comprehensive Income, page 69

5. Disclosure of changes in the number of shares for each period presented should accompany the disclosure of changes in the equity accounts or be presented separately in the notes to the financial statements. Please provide us, in disclosure-type format, the changes in the number of shares outstanding for each period. Also, see the following comment regarding retroactively restating shares presented for the reverse stock split.

Response: We withdraw our previous responses to this comment. We propose to include the following disclosure in the appropriate footnote to the Consolidated Financial Statements describing our common stock (Note 11 to the Consolidated Financial Statements in the Form 10-K) and comparable information in a similar format in future filings:

The following table reflects changes in the number of shares of common stock issued and outstanding during the periods indicated:

	2006	2005	2004
Shares outstanding
Balance at beginning of year	20,225,574	5,292,434	5,292,434
Stock issued	4,767,439	59,655,776	—
One-for-for reverse stock split	—	(44,722,636)	—
Treasury stock acquired	(68,188)	—	—

Balance at end of year	24,924,825	20,225,574	5,292,434

6. You disclose on page 94 that in November 2005 a one-for-four reverse split became effective. Stock splits should be applied retroactively to all share and per share amounts in the financial statements for all periods presented. Considering your presentation of the reverse stock split in your 2005 statement of shareholders’ equity, it is not clear whether you have appropriately accounted for the stock split in your financial statements including those used in the computation of earnings per share. Please advise.

Response: We withdraw our previous responses to this Comment and agree that, in future filings in which information regarding shares outstanding in 2005 or prior periods ~~are~~is presented, we will adjust such shares to reflect the reverse stock split retroactively. The Consolidated Statements of Shareholders’ Equity and Comprehensive Income in the 2007 Form 10-K will reflect a reclassification of $1,651,000 between common stock and additional paid-in capital for the balance as of January 1, 2005 as a result of an immaterial correction to properly reflect the 2005 reverse stock split retroactively.

Ms. Vanessa Robertson

Securities and Exchange Commission

January 10, 2008

The computation of earnings per share in the Form 10-K was appropriately calculated based on the adjustment in the number of outstanding shares to reflect the reverse stock split; see footnote 1 to the table in Note 12 to the Consolidated Financial Statements on page 95 of the Form 10-K.

When you have had the opportunity to review the responses set forth herein, we would be pleased to discuss our responses or provide additional explanatory information if necessary. Please do not hesitate to contact the undersigned at the numbers shown below or John S. Daniels, General Counsel of GAINSCO, INC. (972.629.4411) in that regard.

Very truly yours,

/s/ Daniel J. Coots
Daniel J. Coots
Senior Vice President, Treasurer and Chief Financial Officer
972.629.4407 (voice)
972.629.4401 (facsimile)

Appendix 1

~~Appendix 2~~

Unpaid Claims and Claim Adjustment Expenses

An insurance company generally makes claims payments as a result of accidents involving the risks insured under the insurance policies it issues. Months and sometimes years may elapse between the occurrence of an accident, reporting of the accident to the insurer and payment of the claim. Insurers record a liability for estimates of claims that will be paid for accidents reported to them, which are referred to as “case reserves”. In addition, since accidents are not always reported promptly upon occurrence and because the assessment of existing known claims may change over time with the development of new facts, circumstances and conditions, insurers estimate liabilities for such items, which are referred to as “IBNR” reserves (Incurred But Not Reported).

We maintain reserves for the payment of claims and claim adjustment expenses for both case and IBNR under policies written by the insurance company subsidiar~~ies~~y. These claims reserves are estimates, at a given point in time, of amounts that we expect to pay on incurred claims based on facts and circumstances then known. The amount of case claims reserves is primarily based upon a case-by-case evaluation of the type of claim involved, the circumstances surrounding the claim, and the policy provisions relating to the type of claim. The amount of IBNR claims reserves is estimated on the basis of historical information and anticipated future conditions by lines of insurance and actuarial review. Reserves for claim adjustment expenses are intended to cover the ultimate costs of settling claims, including investigation and defense of lawsuits resulting from such claims. Inflation is implicitly reflected in the reserving process through analysis of cost trends and review of historical reserve results.

The process of establishing claims reserves is imprecise and reflects significant judgmental factors. In many liability cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured claim and the settlement of the claim. The actual emergence of claims and claim adjustment expenses may vary, perhaps materially, from the Company's estimates thereof, because (a) estimates of liabilities are subject to large potential revisions, as the ultimate disposition of claims incurred prior to the financial statement date, whether reported or not, is subject to the outcome of events that have not yet occurred (e.g., jury decisions, court interpretations, legislative changes (even after coverage is written and reserves are initially set) that broaden liability and policy definitions and increase the severity of claims obligations, changes in the medical condition of claimants, public attitudes and social/economic conditions such as inflation), (b) estimates of claims do not make provision for extraordinary future emergence of new classes of claims or types of claims not sufficiently represented in the Company's historical data base or which are not yet quantifiable, and (c) estimates of future costs are subject to the inherent limitation on the ability to predict the aggregate results of future events.

In addition to the factors described above that are generally applicable to property and casualty insurers, our ability to estimate claims reserves accurately is subject to risks and uncertainties arising out of the recent history and growth of the Company. These factors are discussed in more detail in Item 1A of this Report, “Risk Factors.” The following are particularly significant factors that limit our ability, as compared with a more mature insurer with a larger and more stable book of business, to estimate claims reserves accurately:

•

Our growth strategy necessarily entails increased financial and operational risks and other challenges that are greater than and different from those to which we have previously been subject as the nature of our business has changed and grown. Generally, new business initially produces higher claim ratios than more seasoned in-force business, and this factor is likely to be magnified to the extent that we enter multiple new states and market areas within a short period of time. Furthermore, it amplifies the importance of our ability to assess any new trends timely and accurately and respond effectively.

•

Pricing decisions in new states and markets, involving different claims environments, distribution sources and customer demographics, must necessarily be made without the same level of experience and data that is available in existing markets.

•

Our growth requires additional personnel resources, including management and technical underwriting, claims and servicing personnel, relationships with agents and vendors with whom we have not previously done business, and additional dependence on operating systems and technology. As a result, we often do not have as much reliable historical information about costs and trends in claims as would an insurer with more experience in the markets in which we have grown.

•

We may not have historical results for new markets, or the historic development of reserves for claim and claim adjustment expense may not accurately reflect future trends. For example, these estimates are subject to:

•	new classes or types of losses not sufficiently represented in historical data or not discernible from the data available to us; and

•	our inability to predict or recognize future events.

•

We have recently made significant operational changes in management of our claims administration to accelerate the recognition and resolution of claims. These changes may result in an increase in the amount of aggregate claim settlements and cause our ultimate claim and claim adjustment expense to increase in comparison to prior periods. In addition, changing claims trends increase the uncertainties which exist in the estimation process and could lead to inaccurate estimates of claim and claims adjustment expense.

Ultimate liability may be greater or less than current reserves. The Company monitors reserves using new information on reported claims and a variety of statistical techniques which are discussed below. The Company does not discount to present value that portion of its claims reserves expected to be paid in future periods.

The following table discloses the amount of the gross unpaid claims and claim adjustment expense for each year presented and separately identifies the amount of IBNR for each material line of business.

Gross unpaid claims and claim adjustment expense

	2006	2005	2004
Case:
Personal auto	$25,439,441	14,297,102	7,181,264
Run-off	11,572,566	16,150,939	31,125,096

Incurred But Not Reported (IBNR):
Personal auto	22,233,000	13,049,000	6,642,000
Run-off	18,653,000	35,006,000	50,597,000

Total Reserves	$77,898,008	78,503,041	95,545,360

Key Assumptions

The following discussion provides information regarding the most important assumptions we use in estimating claims reserves in the nonstandard personal automobile insurance business. These assumptions were also important historically in estimating claims reserves in the runoff business but, as discussed below, the decline in the number of remaining runoff claims has made conventional actuarial methods less useful and has resulted in our basing such estimates primarily on case-by-case evaluations by the claims department of individual claim files.

We rely on several key assumptions regarding the existence of consistency or a discernible trend in the following factors:

•	historical information used to prepare a priori expected loss ratios

•	the rate at which claims are settled or closed

•	historical information regarding claims frequency

•	the level of case reserve adequacy

The actuarial staff monitors accident quarter data, seeking to identify whether these assumptions have remained consistent and, if deviations are identified, to adjust reserves to take them into account by making qualitative and quantitative modifications to reflect such deviations. This process necessarily involves the exercise of judgment in assessing the impact of changes from the patterns indicated by the assumptions noted above.

The key assumptions identified above are in turn based on additional underlying assumptions regarding numerous internal and external factors, which often vary for different states, programs and coverage groups, for different accident periods and for different actuarial estimation methodologies. Internal factors include, but are not limited to, the experience level of our claims department personnel, changes in claims department processes, and changes in underwriting standards and rules. External factors include, but are not limited to, claim severity, claim frequency, inflation in costs to repair or replace damaged property, inflation in the cost of medical services, legislative activities, regulatory changes, judicial changes, and litigation trends.

In analyzing claims data for the fourth quarter of 2006, it became apparent that the underlying accident quarter data reflected variances from historical patterns and required further analysis. Based on that analysis, we made adjustments to account for these variances, as follows:

Assumption	Change from Prior Periods and Nature of Adjustment
• Historical information regarding claim frequency	During the 4th quarter we analyzed the time from loss date that it took to record a claim in our system. We noticed a significant reduction in the number of days from loss date to the date recorded, starting during late second quarter 2006, with major acceleration occurring during the 4th quarter of 2006, which we believe is the result of changes we have made in our claim practices. This speed-up in exposure recognition implies future development patterns will be different from historical patterns which are used to estimate ultimate liabilities. We attempted to take this into consideration in our estimate of reserves through various adjustments to our loss development factors and utilizing actuarial judgment.

• The rate at which claims are settled or closed	During the 4th quarter we analyzed the time from report date to close date for all of our closed claims. We noticed a significant reduction in the number of days our claims department was
taking to close claims, starting during the 3rd quarter of 2006, which we believe is the result of changes we have made in our claim practices. This speed-up in claim closure rate implies future development patterns will be different from historical patterns which are used to estimate ultimate liabilities. We attempted to take this into consideration in our estimate of reserves by utilizing a Berquist Sherman adjustment, adjusting selected loss development factors, and utilizing actuarial
judgment.

• Historical information used to prepare a priori expected loss ratios; historical information regarding claims frequency; the level of case reserve adequacy	During 2006 we greatly expanded our writings, diversifying both into other states, and, within states, into different geographical areas. We also expanded into various other driver classes, namely into the internationally licensed segment. Expanding into different geographical segments meant writing more business in jurisdictions with different judicial systems and negligence laws, including areas that may be more susceptible to insurance fraud. These changes can affect development patterns, so that historical patterns may not be reflective of future patterns. Although no adjustments were recorded in the fourth quarter of 2006 as a result of changes in these assumptions, they are closely monitored as we seek to identify any deviations from existing patterns.

• All of the key assumptions referred to above	Since we experienced rapid growth during 2006, the credibility associated with each accident quarter gradually increased over time. Changes in credibility over time affect development patterns in that past development patterns are less stable than future patterns based on more credible data. However, the fact that the Company has continued to enter new markets results in limits on credibility for the foreseeable future. No adjustments were recorded in the fourth quarter of 2006 as a result of these changes, but they are closely monitored as we seek to identify any deviations from existing patterns.

The law of large numbers applies to selecting development patterns; i.e. the confidence of a point estimate is improved by increasing the amount of data used to develop the estimate; however, the data must be reasonably homogeneous, and exhibit little variation over time. Changes associated with the assumptions listed above affect the homogeneity of our data, and the variance associated with the loss development factors derived from the data. This implies that the variance around our point estimate has increased over time, or that the confidence interval around our point estimate has widened over time. This in turn implies there is greater volatility associated with our point estimate and we attempted to take this uncertainty into consideration with our estimates for the fourth quarter of 2006.

Methodologies

We utilize somewhat different processes for the estimation of reserves in the runoff line and in the nonstandard personal automobile business. We consider our commercial runoff business (which consists primarily of commercial auto and general liability coverages) to be long-tailed. For most of this business, we use the same methods employed for our personal lines business, namely the paid loss method and the incurred loss method, as well as other methods not utilized for personal lines. For our specialty and umbrella lines, for which we have fewer years of experience, we use an expected loss ratio method and test the results with a Bornheutter-Ferguson method.

For our runoff lines, however, the remaining number of claims has declined to the point that these conventional actuarial methods are of less utility than during the period in which the number of active claims provided more complete statistical data. Accordingly, in recent reporting periods the aggregate case and IBNR reserve estimates for runoff claims have been based primarily on evaluations by the claims department of individual claim files. This methodology is not used for our personal lines business.

In both personal lines and commercial runoff business, we utilize the same procedures for estimating reserves on a quarterly basis as we do annually. Historically, the independent actuarial consulting firm that we retain has had the responsibility for making the reserve estimate used in our financial statements. However, we ~~intend to~~ changed our procedures beginning with the financial statements for the third quarter of 2007 and subsequent quarterly and annual periods. In our revised procedures, the reserve estimates ~~will be~~are made for each period by our in-house actuarial staff, and we ~~will~~ do not rely upon the review by the independent actuarial firm to estimate the amount of our GAAP reserves. However, the analysis provided by the independent actuarial firm ~~will be~~is used to corroborate the reserve selections made by the in-house actuarial staff, and that firm also provides additional analysis as requested. Our independent actuarial consulting firm also provides and will continue to provide annual opinions related to adequacy of the statutory reserves for the insurance company subsidiar~~ies~~y.

The actuarial procedures we follow are described in detail below. The reserve estimates are developed based on review and analysis of accident quarter data. Once the reserve levels have been estimated, management makes appropriate entries.

These estimates are set forth in a detailed presentation to the Audit Committee of the Board of Directors, together with underlying statistical information on which the estimates are based. The Audit Committee meets each quarter with management and a representative of the independent actuarial consulting firm and engages in a detailed discussion regarding the reserve selections and underlying statistical data.

Specific Methodologies – Runoff Lines

Within runoff commercial business, the different lines of business each have somewhat different development characteristics, which we take into account in making reserve estimates, as follows:

•	Commercial auto – most states in which we wrote policies have two-year statutes of limitation. Because we ceased writing new business in 2002, no new claims are expected to be incurred.

•

General liability – generally, new claims are barred by applicable statutes of limitation. However, we continue to receive new claims for alleged construction defects, even though we have included an exclusion for such liability in general liability policies since 1996. We respond to any claims that are asserted.

•	Specialty lines – all policies we wrote are on a “claims made” basis, so we do not expect any additional claims.

•

Personal umbrella – because coverage is related to the resolution of claims in underlying insurance policies, development tends to occur over a relatively long time period. We do not expect additional claims.

However, as noted above, in recent reporting periods the estimates for all runoff claims have been based primarily on case-by-case evaluations by the claims department of individual claim files as the number of claims has fallen to the point that conventional actuarial methods have become less useful.

Specific Methodologies—Nonstandard Personal Automobile Insurance

For private passenger auto business, all coverages are considered short-tailed, as we write minimum limits business (primarily six month policies), and approximately two thirds of our ultimate liabilities are realized within 12 months. For this business, we analyze development patterns separately by state for each state in which we write business, and within each state, by each separate line of coverage we offer in that particular state. We further analyze patterns for each accident quarter to ascertain whether development patterns are changing over time. Analyzing our data in this way allows us to group data in homogeneous sets, while maximizing the degree of credibility for each data set where limited data are available. For states and/or coverages where the data are limited, we also consider development patterns from other markets in which we write business that have more credible amounts of data and which have similar policy limits. We also utilize development patterns from other larger non-standard companies.

We employ various statistical processes to estimate our unpaid claims and CAE. Our actuarial staff performs quarterly analyses on multiple unique, homogenous data subsets to produce estimates of the aggregate unpaid claims and CAE. We analyze the data separately (1) for each of the states in which we write business, (2) for each type of coverage group written, and (3) by accident quarter. We apply the actuarial methodologies outlined below with respect to each of these data subsets to establish separate point estimates for IBNR claims. We then aggregate all of the separate point estimates to develop our best estimate of our overall unpaid claims and CAE.

Development patterns in the personal auto business are somewhat unique by state, since each state has varying policy limits, laws establishing liability, and litigation environments. Development patterns also vary by line of coverage, as liability claims traditionally take longer to settle than physical damage claims.

Finally, development patterns can vary by accident quarter as changes have occurred and are expected to continue within our claims department. We believe that these changes resulted in an acceleration of exposure recognition and in ultimate claim settlement. Our expansion into different geographical areas within each state has caused our mix of business to change, and the credibility associated with data for each accident quarter has changed over time. As a result, our development patterns exhibit a greater variance than the development patterns for a stable, larger and more mature book of business, and we recognize this volatility in our analysis of the data.

For private passenger auto business, Incurred but Not Reported Reserves include provisions in the aggregate for the following:

•	Claims that have occurred, but have not been reported to us

•	Claims that have been reported to us, but have not been recorded on our system, and a case reserve has not been established yet.

•	Claims that are closed, but may be re-opened for payment/additional payments at a future date.

•	Claims that are known and recorded in our system, but may have development beyond the case reserve established when the claim was first reported.

We compute unpaid claims and claim adjustment expense (excluding claims department expense IBNR) for the above four provisions on a combined basis, by first estimating ultimate claims and claim adjustment expense (CAE) amounts for each accident quarter, and then subtracting from these amounts the cumulative paid and case reserves on known claims for each accident quarter. There are several methods we utilize to estimate ultimate loss and LAE amounts:

•	Paid Loss Development Method

•	Incurred Loss Development Method

•	Bornheutter-Ferguson Paid Method

•	Bornheutter-Ferguson Incurred Method

In addition, ultimate claim counts are estimated using closed and reported claim count data. Ultimate claims and CAE estimates are divided by ultimate claim count estimates to determine an ultimate claim severity, which provides a reasonability check for our ultimate loss and ALAE amounts. If severities are in line with expectations, we have an additional degree of confidence in our estimates.

The methods listed above assume that the influences that affect the development patterns for each accident quarter will remain constant over time. Because of this, selection of development patterns that will apply to current open claims and claims incurred but not reported must consider several factors. These include, but are not limited to, the impact of inflation on claim costs and changes in the rate of inflation, the rate and level at which our claims adjusters make payments and settle claims and any changes in this rate or level, changes in the adequacy or method used to establish case reserves, changes in the cost of medical care, changes in judicial decisions, legislation changes, and other factors. Changes in any of these factors imply that development patterns are not remaining constant over time – one key assumption in the methods used to estimate ultimate liability. When the rate at which adjusters make payments and settle claims has accelerated over time, ultimate loss estimates developed using the methods employed above may overstate true projected ultimate liabilities, thus adjustments that take these changes in to consideration are utilized. Various methods are used to adjust for these changes including, but not limited to, adjustments that take into consideration changes in exposure recognition, the rate of claims closure and changes in case reserve adequacy as well as tail factor analysis and actuarial judgment.

Unpaid claims department expenses are estimated using a cost per claim approach. Under this approach historical paid claims department expense data (adjusted for estimated non-essential claims department expense) are divided by the historical number of claim activity transactions. It is assumed that the expense associated with settling a liability claim is twice that of settling a physical damage claim, since liability claims are typically more complex. It is also assumed that there are two activities creating expenses associated with pure IBNR claims – the cost to open the claim and the cost to settle and close the claim, while only one activity is associated with claims already open – the cost to settle and close the claim. The cost per activity is multiplied by the total estimated future activities to arrive at an estimate of future claims department expense for all claims that have occurred prior to the evaluation date.

Variability of Claims Reserves

Traditionally, use of multiple methodologies produces a cluster of estimates with modest dispersion in the indicated possible outcomes. However, due to the changes the Company has experienced as outlined above, use of the methodologies cited above produced conflicting results and wider bands of indicated possible outcomes. Such bands do not necessarily constitute a range of outcomes, nor do we calculate a range of outcomes. If there is a significant variation in the results generated by different actuarial methodologies, our actuarial staff further analyzes the data using additional techniques. These processes may include making adjustments to the key assumptions underlying the methodologies, using additional generally accepted actuarial estimation methodologies, and applying actuarial judgment.

In arriving at each individual point estimate of reserves for IBNR claims and CAE in each separate data subset, our actuarial staff considers the likely predictive value of the various methodologies employed in light of internal and external variables that may impact the reserves. For each data subset in each accident quarter, the point estimate selected is not necessarily one of the points produced by any particular methodology utilized, but may be another point that takes into consideration each of the points produced by the several loss methodologies used and is based on actuarial judgment. For example, the current accident quarter may not have enough paid claims data to rely upon, leading our actuarial staff to conclude that an incurred development methodology provides a better estimate than a paid development methodology. In such a case, more weight would be given to an incurred methodology for that particular accident quarter.

As noted above in the discussion of the methodologies we use in setting reserves for our runoff business, the decline in the number of outstanding claims has made traditional actuarial techniques less useful in determining our estimated liabilities, and the estimates for runoff claims have been based primarily on case-by-case evaluations by the claims department of developments in individual claim files. [Accordingly, we generally do not depend on assumptions about historical claims development in making these estimates, and it would not be feasible to devise any means of testing the sensitivity of our estimates.]

In determining our reserve estimates for nonstandard personal automobile insurance, for each financial reporting date we record our best estimate, which is a point estimate, of our overall unpaid claims and CAE for both current and prior accident years. Because the underlying processes require the use of estimates and professional actuarial judgment, establishing claims reserves is an inherently uncertain process. As our experience develops and we learn new information, our quarterly reserving process may produce revisions to our previously reported claims reserves, which we refer to as “development,” and such changes may be material. We recognize favorable development when we decrease our previously reported claims reserves, which results in an increase in net income in the period recognized. We recognize ~~adverse~~unfavorable development when we increase our previously reported claims reserves, which results in a decrease in net income in the period recognized. Accordingly, while we record our best estimate, our claims reserves are subject to potential variability.

~~We do not calculate, and we do not believe that it would be meaningful for us to calculate or disclose, an indication of the potential variability of our aggregate claims reserves by disclosing separate sensitivity analyses of the reasonably likely changes in the key assumptions underlying our best estimate of the aggregate claims liability. We believe that disclosing sensitivity analyses either on an aggregate basis for our nonstandard personal automobile business or for each significant point estimate in all data subsets to provide an indication of the potential variability of our aggregate claims reserves would be confusing and would therefore detract from, rather than improve, the disclosure that we provide.~~

We believe it is reasonably likely that our loss costs could increase or decrease by 2% from current estimates, as remaining claims are recorded and resolved. Loss costs reflect the incurred loss per unit of exposure and are the product of frequency and severity. A 2% increase or decrease in our loss costs would result in unfavorable or favorable development of $6 million (assuming the size of the Company remains constant). This estimate of sensitivity is informational only, is not a projection of future results and does not take into account possible effects of extraordinary litigation events (such as class action claims).